EXHIBIT 21

Subsidiaries of the Company

The following is a list of the Company’s subsidiaries as of May 14, 2004.

Name of Significant Subsidiary	Country of Incorporation	Portion of Ownership Interest

Vermio Shipping Company Limited	Marshall Islands	100%
Rupel Shipping Company Inc.	Marshall Islands	100%
Gramos Shipping Company Inc.	Marshall Islands	100%
Olympos Shipping Company Limited	Marshall Islands	100%
Helidona Shipping Company Limited	Marshall Islands	100%
Kalidromo Shipping Company Limited	Marshall Islands	100%
Mytikas Shipping Company Limited	Marshall Islands	100%
Litchoro Shipping Company Limited	Marshall Islands	100%